NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES JULY 2006 DISTRIBUTION

Calgary, AB – July 20, 2006 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to announce that its distribution to be paid on August 15, 2006 in respect of income received by PET for the month of July 2006, for Unitholders of record on July 31, 2006, will be $0.20 per Trust Unit.  The ex-distribution date is July 27, 2006.  The June distribution brings cumulative distributions paid since the inception of the Trust to $9.424 per Trust Unit.

PET adheres to a business strategy of sustainability where the sum of capital expenditures and distributions is equal to or less than cash flow.  PET’s model for sustainability of its previous distribution of $0.24 per Trust Unit per month is based on an average annual gas price assumption of $8.00 per gigajoule (“GJ”) at AECO.  The Trust currently has in place a hedging strategy designed at this time to provide a degree of gas price certainty for approximately half of its production.  The following is a summary of PET’s current and physical forward sales arrangements:

Volumes at AECO
Type of Contract	GJ/d	Price ($/GJ)			Term	% of Current Production
		Fixed	Floor	Ceiling
Financial	40,000	$ 7.049	-	-	August – October 2006
Physical	37,000	$ 7.17	-	-	August – October 2006
Physical	5,000	-	$ 9.00	$ 12.50	August – October 2006
Period Total	82,000		$ 7.23(1)		August – October 2006	47%
Financial	32,500	$ 9.20	-	-	November 2006 – March 2007
Financial	5,000	-	$ 9.50	$ 11.00	November 2006 – March 2007
Financial	5,000	-	$ 9.00	$ 10.00	November 2006 – March 2007
Physical	32,500	$ 9.05	-	-	November 2006 – March 2007
Physical	5,000	-	$ 9.00	$ 11.00	November 2006 – March 2007
Physical	5,000	-	$ 9.00	$ 10.00	November 2006 – March 2007
Physical	5,000	-	$ 8.50	$ 11.00	November 2006 – March 2007
Period Total	90,000		$ 9.09(1)		November 2006 – March 2007	53%
Financial	37,500	$ 8.01	-	-	April – October 2007
Physical	40,000	$8.015	-	-	April – October 2007
Period Total	77,500		$ 8.01		April – October 2007	44%
Financial	30,000	$ 9.56	-	-	November 2007 – March 2008
Physical	37,500	$ 9.69	-	-	November 2007 – March 2008
Period Total	67,500		$ 9.63		November 2007 – March 2008	40%

(1)

Average price calculated using fixed price and floor price for collars

Due to the recent unprecedented high inventory of natural gas in North American gas storage, the average price for natural gas sales at AECO in the second quarter of 2006 was approximately $5.95 per GJ, the forward market for natural gas sales for July through October of 2006 is currently trading at approximately $5.60 per GJ at AECO, and November through December of 2006 is trading at approximately $7.97 per GJ at AECO, significantly below the Trust’s hedging levels and target gas price for sustaining a $0.24 monthly distribution.  While the Trust’s current hedging and physical forward sales portfolio has significantly reduced PET’s exposure to short term downside in natural gas prices as the forward market for natural gas has weakened significantly over the last several months, the unhedged portion of the Trust’s production has experienced a corresponding significant reduction in the Trust’s expected 2006 cash flow, which has prompted an examination of the Trust’s remaining 2006 capital programs and distribution levels.  A detailed review of the ongoing capital programs has confirmed that the Trust’s projects remain highly profitable at both current and future gas price levels as suggested by the forward market.  As a result of this analysis, the Trust has elected to maintain its capital investment programs and manage sustainability by reducing the current distribution.  The forward market for natural gas sales in 2007 and 2008 is currently trading at an average annual price of $8.38 and $8.18 per GJ at AECO respectively.

PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A” and “PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor